Exhibit 99.1

Gridsum Announces Nasdaq Hearing Date

BEIJING, November 13, 2018 — Gridsum Holding Inc. (“Gridsum” or “Company”) (Nasdaq: GSUM), announced that Nasdaq has scheduled the Company’s hearing before the Nasdaq Hearings Panel (the “Panel”) for December 13, 2018. At the hearing, the Company will present its plan to evidence compliance with the Nasdaq listing criteria – specifically, the filing requirement – and request the continued listing of the Company’s securities on Nasdaq pending the Company’s compliance therewith.

Nasdaq has indicated that the Panel will issue its determination regarding the Company’s listing status likely within 30 days of the hearing. The Panel has the discretion to grant the Company an extension of up to 360 days from the deadline for the filing of the Company’s first late filing, or April 30, 2019.

As previously disclosed, the Company’s request for a hearing automatically stayed the delisting of the Company’s securities for 15 calendar days, or until November 21, 2018. The Company expects to receive a separate determination from the Panel regarding the Company’s request for a further extension of the stay – at least pending the ultimate conclusion of the hearing process – prior to November 21, 2018.

The Company continues to make significant progress in working with its independent auditors to finalize its audited financial statements as of and for the years ended December 31, 2015, 2016 and 2017.

About Gridsum

Gridsum Holding Inc. (Nasdaq: GSUM) is a leading provider of cloud-based big-data analytics and AI solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better informed decisions and be more productive.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. Among other things, express or implicit statements about the potential delisting of the Company’s American depositary shares, plans to submit an application for a stay of delisting and to file its 2017 Annual Report on Form 20-F, are forward-looking statements. Many factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to uncertainty about whether a stay of delisting will be granted, potential difficulties in completing the audit of its financial statements, and potential difficulties in finalizing and filing its 2017 Annual Report on Form 20-F. Further information regarding these and other risks is included in Gridsum’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

For more information please visit http://www.gridsum.com/.

Investor Relations

Gridsum

ir@gridsum.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

Email: carnell@christensenir.com

In U.S.

Mr. Tip Fleming

Phone: +1 917 412 3333

Email: tfleming@christensenir.com